Exhibit (b)(1)

September 26, 2014

Rand Worldwide, Inc.

Senior Secured Credit Facility

Commitment Letter

Rand Worldwide, Inc.

11201 Dolfield Blvd.

Owings Mills, MD 21117

Attention: Lawrence Rychlak, President and Chief Financial

Officer Ladies and Gentlemen:

Rand Worldwide, Inc. (the “Borrower” or “you”) has requested that JPMorgan Chase Bank, National Association (“JPMCB”), agree to structure and arrange a senior secured credit facility consisting of a revolving credit facility in an aggregate amount of up to $10,000,000 (the “Revolving Facility”) and a term loan facility in the amount of $25,000,000 (the “Term Facility” and together with the Revolving Facility, the “Facility”), and that JPMCB commit to provide all of the Facility and to serve as administrative agent for the Facility.

JPMCB is pleased to advise you that it is willing to act as exclusive arranger for the Facility and of its commitment to fund the Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

You agree that, other than with respect to JPMCB, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree.

To assist JPMCB in its diligence efforts, you agree promptly to prepare and provide to JPMCB and its subsidiaries all information with respect to Borrower and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as JPMCB may reasonably request in connection with its diligence. You hereby represent and covenant that (a) all information, other than the Projections, forward looking statements and other information of a general economic or industry nature (the “Information”), that has been or will be made available to JPMCB by you or any of your representatives on your behalf in connection with the transactions contemplated hereby, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (b) the Projections that have been or will be made available to JPMCB by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable when made; it being understood that the Projections are as to future events and are not to be viewed as facts or a guarantee of financial performance or achievement, the

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Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that if at any time prior to the consummation of transactions contemplated by this Commitment Letter, you become aware that any of the foregoing representations would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct in all material respects under those circumstances. You understand that in arranging and underwriting the Facility we may use and rely on the Information and Projections without independent verification thereof.

As consideration for JPMCB’s commitment hereunder, you agree to pay to JPMCB the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”) at the times and subject to the conditions specified therein.

JPMCB’s commitment hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property or condition (financial or otherwise) of Borrower and its subsidiaries, taken as a whole, since the date of the most recent audited financial statements, (b) our not becoming aware after the date hereof of any information or other matter affecting Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in financial, banking, or capital market conditions, (d) the negotiation, execution and delivery on or before November 14, 2014 of definitive agreements and documentation including a credit agreement, security and pledge agreement and other loan documentation (collectively the “Loan Documentation”) consistent with the Term Sheet and otherwise mutually satisfactory to JPMCB, its counsel and you, and (e) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of JPMCB’s commitment hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMCB and Borrower.

You agree (a) to indemnify and hold harmless JPMCB and its affiliates’ respective officers, directors, employees, advisors, representatives, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Information, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for reasonable legal expenses and other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person or the material breach in bad faith by such indemnified person of its express obligations under this commitment letter, and (b) to reimburse an indemnified person on demand for all reasonable and documented out-of-pocket expenses (including reasonable and documented due diligence expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the Loan Documentation) or the

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administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems other than as a result of the willful misconduct or gross negligence of such indemnified person, or for any special, indirect, consequential or punitive damages in connection with the Facilities. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facility.

This Commitment Letter shall not be assignable by you without the prior written consent of JPMCB (and any purported assignment without such consent shall be null and void ab initio), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. In the event JPMCB assigns any portion of its commitment under the Facility on or prior to November 14, 2014, JPMCB shall remain liable for funding any such assigned commitment to the extent that the assignee does not fund such assigned commitment. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and JPMCB. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties as of the date hereof with respect thereto.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Borrower consents to the nonexclusive jurisdiction and venue of the state or federal courts located in the City of New York. Borrower and JPMCB each irrevocably waive, to the fullest extent permitted by applicable law, (a) any right each may have to trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the this Commitment Letter, the transactions contemplated by this Commitment Letter or the performance of services hereunder, the Term Sheet or the Fee Letter (whether based on contract, tort or any other theory) and (b) any objection that each may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person without prior written approval of JPMCB (such approval not to be unreasonably withheld or delayed) except (a) to your officers, directors, agents, employees, attorneys, accountants and advisors, controlling persons or equity holders on a confidential basis who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking; (b) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities (in which case you agree to inform us promptly thereof, to the extent permitted by applicable law) or (c) to the extent advised by securities counsel to Borrower that filing this Commitment Letter is required under U.S. federal securities law, Borrower may file this Commitment Letter, and not the Fee Letter, with the U.S. Securities and Exchange Commission as an exhibit to an appropriate periodic report, registration statement or tender offer schedule.

JPMCB and its affiliates will use all proprietary and financial information provided to them by or on behalf of you solely for the purpose of providing the financing which is the subject of this

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Commitment Letter and shall not disclose, and shall treat confidentially, all such information; provided that nothing herein shall prevent them from disclosing any such information (i) to any lenders under the Facility (“Lenders”) or participants or prospective Lenders or participants via electronic or any other means, (ii) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case we agree to inform you promptly thereof, to the extent permitted by applicable law), (iii) upon the request or demand of any regulatory authority having jurisdiction over JPMCB or its affiliates, (iv) to the employees, legal counsel, independent auditors, professionals and other experts or agents of JPMCB or its affiliates who are informed of the confidential nature of such information and are or have been advised of their obligation to keep such information confidential and who are directly involved in the consideration of this matter and for whom JPMCB shall be responsible for any breach by any one of them of this confidentiality undertaking, (v) in connection with the enforcement of this Commitment Letter, (vi) known by other means to JPMCB or its affiliates at the time of receipt, and (vii) to the extent any such information becomes publicly available other than by reason of disclosure by JPMCB or its affiliates in breach of this Commitment Letter.

You acknowledge that JPMCB and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. Neither JPMCB nor its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by JPMCB of services for other companies, and neither JPMCB nor its affiliates will furnish any such information to other companies. You also acknowledge that JPMCB and its affiliates have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from others.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain binding and in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMCB’s commitment hereunder; provided that the various parties’ obligations under such sections of this Commitment Letter shall be superseded by any corresponding provisions of the Loan Documentation addressing the matters which are the subject of such sections of this Commitment Letter.

JPMCB hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), JPMCB is required to obtain, verify and record information that identifies Borrower, which information includes the name, address, tax identification number and other information regarding Borrower that will allow JPMCB to identify Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act. Borrower shall, promptly following a request by JPMCB, whether in its capacity as Administrative Agent or otherwise, provide all documentation and other information that it requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and the Fee Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party)

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to this Commitment Letter or the Fee Letter and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the “tax treatment” of the transactions contemplated by this Commitment Letter and the Fee Letter is the purported or claimed U.S. federal income tax treatment of such transactions and the “tax structure” of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on September 29, 2014. JPMCB’s commitment herein will expire at such time if JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence.

[signatures follow on the next page]

Rand Worldwide, Inc.

September 26, 2014

JPMCB is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK,
NATIONAL ASSOCIATION

By:	/s/ Joan Morgan Higgins
Name:	Joan Morgan Higgins
Title:	Underwriter II

Accepted and agreed to as of the date first written above by:

RAND WORLDWIDE, INC.

By:	/s/ Lawrence Rychlak
	Name:	Lawrence Rychlak
	Title:	President and Chief Financial Officer

Signature page to commitment letter September 26, 2014

CREDIT FACILITY

Summary of Terms and Conditions

September 26, 2014

I.	Parties

	Borrower:	Rand Worldwide, Inc. (the “Borrower”).

	Guarantors:	See below.

	Administrative Agent:	JPMorgan Chase Bank, National Association (“JPMCB” and, in such capacity, the “Administrative Agent”).

	Lender(s):	JPMCB.

II.	Revolving Credit Facility

Type and Amount of Facility:

Five (5)- year revolving credit facility (the “Revolving Credit Facility”) in the amount of Ten Million United States Dollars ($10,000,000) (the “Aggregate Revolver Commitment”) and the loans thereunder, the “Revolving Credit Loans”).

Amortization:

No principal will be required to be repaid under the Revolving Credit Facility until the Revolving Credit Termination Date (defined below), when, at such time, all outstanding principal under the Revolving Credit Loans shall be immediately due and payable.

Interest:

LIBOR plus 250 bps; “LIBOR” means the rate at which eurodollar deposits in the London interbank market for one, two, three or six months (as selected by Borrower) are quoted on the Telerate screen, as adjusted for statutory reserve requirements for eurocurrency liabilities. Administrative Agent may convert LIBOR to ABR if unavailable or infeasible. “ABR” means the greater of JPMCB’s prime rate or the federal funds effective rate plus 50 bps.

Availability:

The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date unless earlier terminated (the “Revolving Credit Termination Date”).

Borrowing Base:

Availability under the Revolving Credit Facility shall be subject to satisfying Borrowing Base requirements based on an 85% advance rate against eligible receivables established by Credit Documentation validated by periodic field exams and other reviews. Advances in excess of the Borrowing Base shall be immediately due and payable.

Commitment Fee:

A commitment fee equal to 25 bps shall apply against the average daily unused portion of the Aggregate Revolver Commitment, payable quarterly in arrears from the Closing Date until termination of the Aggregate Revolver Commitment.

Letters of Credit:

A portion of the Revolving Credit Facility not in excess of One Million Dollars ($1,000,000) shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five (5) business days prior to the Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above unless cash collateralized). The commitment to issue any Letter of Credit shall terminate thirty (30) days before the Revolving Credit Termination Date.

Any drawing under any Letter of Credit shall be reimbursed by Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day as the drawing. To the extent that the Borrower does not so reimburse the Issuing Lender, such drawing shall be deemed a request by the Borrower for the funding of a Revolving Credit Loan in such amount, provided that all conditions to an on-going borrowing under the Revolving Credit Facility are satisfied.

Letter of Credit Fees:

Borrower shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to 150 bps on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders in accordance with their respective Revolving Facility commitment and shall be payable quarterly in arrears.

Maturity:	The Revolving Credit Termination Date (five years after the Closing Date).

Purpose:

The proceeds of the Revolving Credit Loans shall be used to finance the working capital needs, and for the general corporate purposes, of Borrower and its subsidiaries and to pay fees in connection with the Credit Facility (defined below) closing.

III.	Term Loan Facility

Type and Amount of Facility:

Five (5)- year amortizing term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Credit Facility”) in the amount of up to Twenty-Five Million United States Dollars ($25,000,000) subject to reduction in connection with a Tender Offer Proration (defined below) (the “Term Commitment”) and the loans thereunder, the “Term Loans”).

Amortization:

Term Loan principal shall be repaid pursuant to the following amortization schedule: for the first year following the Closing Date, 15% of original Term Loan principal to be paid in quarterly installments; for the second year following the Closing Date, 15% of original Term Loan principal to be paid in quarterly installments; for the third year following the Closing Date, 20% of original Term Loan principal to be paid in quarterly installments; for the fourth year following the Closing Date, 25% of original Term Loan principal to be paid in quarterly installments and for the fifth year following the Closing Date, 25% of original Term Loan principal to be paid in quarterly installments.

	Interest:	LIBOR plus 315 bps.

	Maturity:	The Term Loans shall mature on the fifth anniversary of the Closing Date.

Purpose:

The proceeds of the Term Loans shall be used to repurchase 27,530,816 shares of Borrower’s outstanding common stock in an issuer tender offer (the “Tender Offer”). If holders of Borrower’s equity securities tender less than 27,530,816 shares of Borrower’s outstanding common stock in connection with the Tender Offer, the Term Commitment shall adjust downward to an amount no greater than 75.67% of the amount necessary to fund the repurchase of the Borrower’s common stock actually tendered (the “Tender Offer Proration”).

* * *

COLLATERAL AND OTHER CREDIT SUPPORT

Collateral:

The Facility will be secured by a first priority perfected security interest in and mortgage on all of the assets of the Borrower and the Guarantors (as defined below), whether owned on the Closing Date or thereafter acquired, and whether consisting of personal, tangible or intangible property, (including all of the outstanding shares of capital stock of the Borrower’s domestic subsidiaries and no more than 65% of the outstanding voting equity interests of any non-U.S. subsidiary to the extent that the pledge of a greater percentage would result in adverse tax consequences for the Borrower) (together with the Pledged Stock, but excluding the Excluded Assets (as defined below), collectively, the “Collateral”). The Collateral will also secure all cash management products and interest rate and foreign currency hedging obligations owing to any Lender or an affiliate of any Lender.

Notwithstanding anything herein to the contrary, the Collateral shall exclude the following: (i) pledges and security interests prohibited by applicable law, rule or regulation or which would require governmental (including regulatory) consent, approval, license or authorization with respect to such pledge unless such consent, approval, license or authorization has been received; and (ii) any lease, license or other agreement or any property subject to a purchase money security interest, capital lease obligation or similar arrangements, in each case, to the extent permitted under the Revolving Credit Facility, or to the extent that a grant of a security interest in such lease, license or other agreement would require a third party consent that would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than Borrower or any subsidiary) (the foregoing described in clauses (i) and (ii) collectively, the “Excluded Assets”).

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to Administrative Agent and Lender (including, in the case of real property acquired after the Closing (it being understood that neither Borrower nor any of its subsidiaries owns any real property), by customary items such as satisfactory title insurance and surveys), and none of the Collateral shall be subject to any other liens (other than liens expressly permitted by the Credit Documentation).

Guaranties:

The Borrower’s direct and indirect domestic subsidiaries (and, to the extent that no adverse tax consequences to the Borrower would result therefrom, foreign subsidiaries) (collectively, the “Guarantors”) shall unconditionally guarantee all of the indebtedness, obligations and liabilities of the Borrower arising under or in connection with the loan documents; provided that the Guarantors shall not include, (a) any subsidiary that either (i)(A) does not conduct any business operations, (B) has assets with a total book value not in excess of $50,000 and (C) does not have any indebtedness outstanding, or (b) is a direct or indirect subsidiary of the Borrower formed for purposes of effecting an acquisition which subsidiary is formed with the intention of meeting, and within one year after the consummation of such acquisition meets, the criteria set forth in clause (a)

above; provided that at no time shall this clause (b) include any such subsidiary holding 5% or more individually and 10% in the aggregate of the consolidated assets, revenue or Consolidated EBITDA of the Borrower or be used for circumventing the Collateral requirements of the Credit Documentation.

III.	Certain Payment Provisions

	Fees:	As set forth in Fee Letter.

	Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the adjusted LIBOR (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months or 90 days, as the case may be, on each successive date three months or 90 days, as the case may be, after the first day of such interest period.

Default Rate:

At any time when a payment default or other default, in the Lender’s discretion, is continuing under the Facility, the applicable interest rate on principal obligations under the Term Loan Facility shall increase to 2% above the rate otherwise applicable thereto. Overdue interest under either the Revolving Facility or the Term Facility, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:

All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Voluntary Prepayments:

Voluntary prepayments of borrowings under the Revolving Credit Facility, in whole or in part, will be permitted at any time, without premium or penalty other than customary breakage costs, to the extent applicable.

Mandatory Prepayments:

Mandatory Term Loan principal pre-payment equal to (i) 50% of Excess Cash Flow, subject to reduction to 0.00% of Excess Cash Flow when actual total leverage is less than 1.50 to 1.00 and when the total leverage covenant is set at 2.25 to 1.00, and (ii) 100% of net proceeds of asset sales other than assets sold in the ordinary course of business and proceeds from asset sales to the extent such proceeds are reinvested within 180 days agreed upon baskets and exceptions, and (iii) 100% of net proceeds from issuances of any equity of Borrower or any guarantor, subject to mutually agreed upon baskets and exceptions.

IV.	Certain Conditions

Initial Conditions:

The availability of the Revolving Credit Facility shall be conditioned upon satisfaction of, among other things, the following conditions precedent (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before November 14, 2014:

(a) The Borrower shall have executed and delivered definitive financing documentation with respect to the Credit Facility consistent with this Term Sheet and otherwise mutually satisfactory to JPMCB and Borrower (the “Credit Documentation”).

(b) The Lender(s) and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the Closing Date.

(c) All governmental and third party approvals necessary in connection with the financing contemplated hereby and the continuing operations of Borrower and its subsidiaries (except those which the failure to so obtain would not result in a material adverse effect on Borrower and its subsidiaries taken as a whole) shall have been obtained and be in full force and effect.

(d) The Lender(s) shall have received (i) satisfactory audited consolidated financial statements of Borrower for the fiscal year ended June 30, 2014 (to the extent delivered to Borrower by its auditors before the Closing Date) and (ii) satisfactory unaudited interim consolidated financial statements of the Borrower for each fiscal month and quarterly period (to the extent available to Borrower’s management before the Closing Date) ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available including September 30 financial statements in the event that the Tender Offer is extended beyond October 31, 2014.

(e) Borrower shall have maintained a trailing twelve month Consolidated EBITDA to Administrative Agent’s satisfaction of no less than $[11.8 million] for the period ended August 30, 2014.

(f) Administrative Agent is satisfied with the pro-forma ownership structure of Borrower. Borrower shall have incurred no indebtedness other than in connection with the loans contemplated by this Term Sheet to close the transactions to reorganize its capital structure. Borrower shall have not effected any restructuring to its capital structure including any stock splits other than the Tender Offer.

(g) 3K Limited Partnership shall have purchased no less than 9,000,000 shares of Borrower’s common stock from Ampersand Capital Partners.

(h) All conditions to the consummation of the Tender Offer, other than the funding of the loans and use of proceeds contemplated hereby, have been satisfied or waived. Purchase price in connection with such Tender Offer shall not exceed $1.20 per share.

(i) Administrative Agent and Lender(s) shall have received such legal opinions, documents and other instruments as are customary for transactions of this type.

	On-Going Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) as of the date of such extension of credit (except to the extent that such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and (b) there being no default or Event of Default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a “material adverse change” shall mean any event, development or circumstance that has had or would reasonably be expected to have a material adverse change on (a) the business, assets, property or condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights or remedies of the Administrative Agent and the Lenders thereunder.

V.	Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and Events of Default customary for financings of this type (which shall be subject to materiality thresholds, exceptions and grace periods, as agreed upon, and such other terms as agreed upon, including, without limitation:

Representations and Warranties:

Financial statements; absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law, except where the failure to comply with would not reasonably be expected to have a material adverse change; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no litigation that would reasonably be expected to result in a material adverse effect; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure.

Affirmative Covenants:

Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information reasonably requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property (subject to casualty, condemnation and normal wear and tear) and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records (subject to no more than once per year at the Borrower’s expense so long as there is no Event of Default); notices of defaults, material litigation and other material events; and compliance with environmental laws.

Financial Covenants:

Financial covenants shall be limited to minimum fixed charge coverage (1.25 to 1.0), maximum total leverage (2.75 to 1.0 stepping down to 2.50 to 1.0 at 9/30/2015 and stepping down to 2.25 to 1.0 at 9/30/2016), and minimum trailing twelve month Consolidated EBITDA tested quarterly of (A) $10,000,000 and (B) $11,000,000 for the quarter ended 9/30/15 and thereafter until actual leverage declines below 1.50 to 1.00 and the total leverage covenant is then no greater than 2.25 to 1.00.

Consolidated EBITDA:

Consolidated net income plus (i) consolidated interest expense, (ii) consolidated income tax expense, (iii) amounts attributable to depreciation and amortization, (iv) non-cash expenses associated with common stock based incentive compensation; (v) stock based compensation and CEO compensation, (vi) certain one-time expenses determined in the Credit Documentation, and (vii) expenses arising from divestiture of Rand Secure Data or other expenses to be mutually agreed upon less (a) all non-cash items of income and all extraordinary gains to the extent included in consolidated net income (all accounting treatment to be in accordance with US-GAAP).

Negative Covenants:

Customary including limitations on indebtedness (including preferred stock of subsidiaries); liens, with customary exceptions; guarantee obligations, mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends and other payments in respect of or repurchases of capital stock (excluding permitted preferred dividends not to exceed $125,000 in any one fiscal year); capital expenditures; investments, loans and advances and intercompany investments to support foreign subsidiaries, in each case, subject to limitations and customary exceptions to be mutually agreed; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leasebacks; charter provisions restricting dividends; changes in fiscal year; negative pledge clauses; and changes in lines of business.

Events of Default:

Customary events of default including, without limitation, nonpayment of principal when due; nonpayment of interest, fees or other amounts after agreed grace period; material inaccuracy of representations and warranties; violation of covenants; cross-default and cross-acceleration to other material indebtedness; bankruptcy and insolvency events; certain ERISA events; material judgments not discharged or stayed within 60 days; change of control (the definition of which is to be agreed and, in any event, shall recognize an IPO); and actual or asserted invalidity of guarantees or security arrangements.

Assignment

The Lender(s) shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the Administrative Agent and (c) the Issuing Bank.

The Lenders shall also be permitted to sell participations in their Loans. Participants shall have derivative benefits through the Lenders with respect to yield protection and increased cost provisions. Participants shall have no direct voting rights under the Credit Documentation but may have derivative voting rights with respect to matters requiring approval of the Lenders to the extent such participant is directly and adversely affected thereby as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:

The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:

The Borrower shall pay (a) all out-of-pocket expenses of the Administrative Agent associated with the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable and documented out-of- pocket fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable and documented fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	State of New York and will include customary jury waiver provisions.

Counsel to the Administrative Agent:	Holland & Knight LLP.

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